Exhibit 99.1

PRESS RELEASE Brussels, 15 January 2016

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE ANHEUSER-BUSCH INBEV SA/NV TO TAKE ANY FURTHER ACTION

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION OR ADVERTISEMENT TO PURCHASE AND/OR SUBSCRIBE FOR SHARES IN ANY JURISDICTION, INCLUDING AN OFFER TO THE PUBLIC FOR THE SALE OF, OR SUBSCRIPTION FOR, OR THE SOLICITATION OR THE ADVERTISEMENT OF AN OFFER TO BUY AND/OR SUBSCRIBE FOR, SHARES

FOR IMMEDIATE RELEASE

ANHEUSER-BUSCH INBEV LISTS ON THE JSE

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) announces its secondary inward listing on the Johannesburg Stock Exchange (“JSE”), effective today, 15 January 2016.

The secondary inward listing on the mainboard of the JSE was completed by way of introduction (“Listing”) and consists of all of AB InBev’s issued ordinary shares without nominal value (“Ordinary Shares”), totaling 1 608 242 156. The shares trade in the “Consumer – Food & Beverages – Beverages – Brewers” sector of the JSE, under the abbreviated name “AB InBev”, JSE share code “ANB” and ISIN BE0003793107.

The Ordinary Shares are tradable by South African resident investors without reference to their foreign portfolio allowances and have been classified as ‘domestic’ for exchange control purposes.

Carlos Brito, Chief Executive Officer of AB InBev, said: “We are delighted to be listing on the JSE today. We were keen to do so as soon as possible as part of our commitment to investing in South Africa, and we appreciate the support we have received from the JSE, South African Reserve Bank and local investment community to make this happen. We look forward to welcoming new shareholders to AB InBev.”

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

PRESS RELEASE Brussels, 15 January 2016

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

Itumeleng Mahabane Brunswick Group South Africa Tel: +27-11-502 7300 Email: imahabane@brunswick.co.za

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) (MEXBOL: ABI) (JSE: ANB) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized USD 47.1 billion revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 15 January 2016

DISCLAIMER

This announcement does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for shares in any jurisdiction, including an offer to the public for the sale of, or subscription for, or the solicitation or the advertisement of an offer to buy and/or subscribe for, shares.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, attorney, accountant or independent financial adviser or from another appropriately authorised independent financial adviser.

IMPORTANT NOTICES RELATING TO FINANCIAL ADVISERS

Deutsche Bank and Standard Bank are the joint financial advisers and transaction sponsors in respect of the Listing, Lazard is the financial adviser to AB InBev, and Webber Wentzel is the South African legal adviser to AB InBev.

The financial advisors listed below are acting in the context of the recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev (the “Transaction”).

Lazard & Co., Limited (“Lazard”) is acting exclusively as financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Securities (SA) Proprietary Limited, a non-bank member of the Deutsche Bank Group (“Deutsche Bank”), is acting for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to any matter referred to herein.

Without limiting a person’s liability for fraud, neither Deutsche Bank nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African banking law and regulated by the SARB. Standard Bank is acting as financial adviser and joint transaction sponsor to AB InBev in relation to this announcement. Standard Bank is not acting for anybody else in connection with the matters referred to in this announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this announcement, any statement contained or referred to herein or otherwise.

PRESS RELEASE Brussels, 15 January 2016

NOTES

Cautionary note regarding forward-looking statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed acquisition of SABMiller (including with respect to the expected timing and scope of these transactions), the expected effects of the Listing on AB InBev, the expected timing and scope of the Listing and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015 and in Exhibit 99.4 to its Report on Form 6-K (the “SABMiller 6-K”) filed with the SEC on 21 December 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the SABMiller 6-K and other reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.